Accenture plc

VIA EDGAR

February 9, 2010

Mr. Stephen Krikorian

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated February 2, 2010 concerning Accenture plc
Form 10-Q for the Quarterly Period Ended November 30, 2009
Filed December 18, 2009
File No. 001-34448

Dear Mr. Krikorian:

Accenture plc (the “Company”) submits the following responses to your letter dated February 2, 2010 regarding the Securities and Exchange Commission Staff’s review of the Company’s Form 10-Q for the quarterly period ended November 30, 2009 (the “Form 10-Q”).

To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-Q for Quarterly Period Ended November 30, 2009

Consolidated Income Statements, page 4

1.	We note your use of the line-item description “net income before noncontrolling interests” in the consolidated income statements. It appears that this line-item includes income from noncontrolling interest and appears to represent “net income”. Please advise.

* * * * *

We confirm that the line item we describe as “net income before noncontrolling interests” includes income from noncontrolling interests and agree this represents “net income”, as defined in ASC 810-10-65-1. In future filings, we will use “net income” as the line-item description.

Consolidated Cash Flows Statements, page 5

2.	We note that you reconcile “net income attributable to Accenture plc” to net cash provided by operating activities. Please tell us how you considered ASC 230-10-45-28, which indicates that the statement of cash flows prepared under the indirect method should start with “net income.” Please note that ASC 810-10-65-1 defines “net income” as attributable to both the controlling and noncontrolling interests.

* * * * *

In reviewing the cited guidance, we agree that the statement of cash flows prepared under the indirect method should begin with “net income.” In future filings, we will prepare the statement of cash flows beginning with “net income” and remove the “noncontrolling interests” reconciling line item. This presentation change will have no overall impact on our “net cash provided by operating activities.”

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Richard Buchband at (312) 693-4544 or the undersigned at (408) 817-2136 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours, ACCENTURE PLC

By:	/s/ Douglas G. Scrivner
	Name:	Douglas G. Scrivner
	Title:	General Counsel, Accenture plc

cc:	Pamela J. Craig, Accenture
Anthony G. Coughlan, Accenture
Richard Buchband, Esq., Accenture
A.J. Kess, Esq., Simpson Thacher & Bartlett LLP
Farrell Malone, KPMG LLP